Exhibit 99.1
LJ International’s Enzo Division Launches Wedding Collection
Targets Ring Market Estimated at $10 Billion in China
HONG KONG—(Marketwire — 04/18/11) — The ENZO retail division of LJ International Inc. (LJI) (NASDAQ:JADE — News) today announced the launch of a major new jewelry collection, All About Love, that targets China’s vast wedding market. The collection, unveiled on April 13, 2011, at ENZO’s 20,000 square foot flagship store in Macau, features a wide selection of colored gemstones and a full range of diamond products, enabling consumers to create personalized jewelry sets for engagements, weddings and anniversaries.
The collection is ENZO’s first comprehensive line targeted specifically at the wedding market. ENZO estimates total sales in China to be about $10 billion, based on an average retail price of $1,000 and 10 million weddings each year. This is just for wedding rings. The potential markets for engagement and anniversary rings are comparably large.
Yu Chuan Yih, Chairman and CEO of ENZO’s parent company LJI, commented, “ENZO is breaking new ground with the All About Love collection, which brings personalized and customized style to wedding jewelry in China. Most Chinese consumers up to now have had limited choices in wedding, engagement and anniversary items at local jewelers. At ENZO, they will now have all the style choices they need to make a truly personal style statement. We think the consumer is ready for this fresh western retailing concept, and ENZO is in an ideal position to profit from it with a full range of offerings not only in wedding rings but in engagement and anniversary jewelry as well. For these reasons we expect All About Love to be a big winner for both ENZO and the consumer.”
All About “All About Love”
ENZO’s All About Love is a breakthrough in wedding jewelry in Greater China — a wide selection of colored gemstones and a full collection of diamond products that, together, make up a truly comprehensive wedding collection. Customers can mix and match a full range of engagement, wedding and anniversary jewelry pieces to create their personalized wedding jewelry sets.

The set starts, of course, with engagement. All About Love includes a full collection of solitaire engagement rings. These include the 88-faceted ENZO 88 Diamond Collection symbolizing eternal love, the ENZO Snow Diamond Collection symbolizing the beauty of pure love, the lustrous ENZO Cape Diamond Collection radiates passion.
Along with classic solitaire diamond engagement rings, the ENZO wedding collection also adopts a European royal wedding concept. Inspired by Princess Diana’s engagement ring, ENZO selected natural tanzanite of the highest quality to create the elegant ENZO Diana Tanzanite Diamond Ring.
In wedding rings, ENZO customers can select a wedding band to match their solitaire diamond rings to create a personalized bridal collection. The simple and chic ENZO 99 wedding band, for instance, matches perfectly with the solitaire diamond ring or the Diana Tanzanite Diamond Ring, as well as other rings in ENZO’s engagement collection. A wide variety of other styles and combinations are available.
As a colored gemstone expert, ENZO enriches its wedding collection with colorful gemstones. These shimmering colored gemstone jewelry pieces of ENZO’s 2011 Spring/Summer Tourmaline Collection are perfect for matching the brides’ stylish evening gowns and anniversary gifts. (In Chinese culture, tourmaline symbolizes luck, well-being and perfection).
About LJ International
LJ International Inc. is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
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Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications LLC
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com
rcooper@cgc-us.com